November 22, 2022
VIA EDGAR
The United States Securities
 and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:
Nationwide Variable Account-5
Nationwide Life Insurance Company
Nationwide Personal Income Annuity (File No. 333-267078)
Dear Ms. White:
On behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-5 (the "Variable Account"), we are filing this correspondence in relation to the above referenced Registration Statement. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On August 26, 2022, Nationwide filed an initial Registration Statement on Form N-4 for Individual Modified Single Premium Deferred Variable Annuity Contracts to be offered through the Variable Account. Nationwide received your written comments in a letter dated September 21, 2022. On November 15, 2022, Nationwide filed Pre-Effective Amendment No. 1 to the Registration Statement. Nationwide received your oral comments to Pre-Effective Amendment No. 1 on November 18, 2022. This correspondence filing is in response to your November 18th oral comments. Each oral comment is restated below and is accompanied by Nationwide’s response.
General:
(1)
Nationwide requested a December 15th effectiveness date. However, the auditor’s consent is dated November 14th and is timely for only 30 days. Therefore, in order to use the current auditor consent, the requested effectiveness date should be moved to December 14th.
Response. Therefore, alternatively, Nationwide respectfully requests effectiveness on Friday, December 9, 2022.
(2)
With regards to Comments 3 and 4 received from the SEC’s written comments dated September 21, 2022, the cover page of the ISP should contain the same disclosure language that was added to the cover page of the statutory prospectus. If Nationwide represents that it will add this language by filing a 497VPI, it will not need to file another pre-effective amendment.
Response. Nationwide confirms that the new cover page disclosure paragraph will also be restated on the cover page of the initial summary prospectus (the "ISP"), and Nationwide represents this disclosure will be added in a 497VPI filing after the notice of effectiveness is issued.
Please contact me direct at (614) 677-4304 if you have any questions regarding this filing.

Sincerely,
Nationwide Life Insurance Company
/s/ Gary Lim
Gary Lim
Counsel
cc:
Ms. Alison White